Exhibit 12.1

CARRIZO OIL & GAS, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Years Ended December 31,					Three Months Ended March 31,
	2016	2015	2014	2013	2012	2017
Earnings
Income (loss) from continuing operations before income taxes	($675,474)	($1,298,760)	$350,210	$34,761	$82,133	$40,021
Fixed charges	100,299	105,003	90,451	86,795	74,852	25,295
Interest capitalized	(17,026)	(32,090)	(34,545)	(29,889)	(24,848)	(3,781)

Total Earnings	($592,201)	($1,225,847)	$406,116	$91,667	$132,137	$61,535
Fixed Charges
Interest expense	$96,429	$101,285	$87,716	$84,578	$73,006	$24,352
Interest portion of rental expense	3,870	3,718	2,735	2,217	1,846	943

Total Fixed Charges	$100,299	$105,003	$90,451	$86,795	$74,852	$25,295
Ratio of Earnings to Fixed Charges	— (1)	— (2)	4.49	1.06	1.77	2.43

(1)	Earnings for the year ended December 31, 2016 were insufficient to cover fixed charges by $692.5 million primarily due to non-cash impairments of proved oil and gas properties of $576.5 million.
(2)	Earnings for the year ended December 31, 2015 were insufficient to cover fixed charges by $1.3 billion primarily due to non-cash impairments of proved oil and gas properties of $1.2 billion.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.